Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2015, 2014 and 2013

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

Chartered Professional Accountants

Vancouver, Canada

March 23, 2016

CANARC RESOURCE CORP.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31,
	Notes	2015	2014

ASSETS

CURRENT ASSETS
Cash		$ 354	$ 675
Receivables and prepaids	15	82	83
Total Current Assets		436	758

NON-CURRENT ASSETS
Restricted cash	7(a)(i)	69	-
Mineral property interests	7	11,411	11,804
Equipment	8	25	2
Total Non-Current Assets		11,505	11,806
Total Assets		$ 11,941	$ 12,564

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12 and 15	$ 952	$ 914
Derivative liability, current portion	6 and 10	58	-
Total Current Liabilities		1,010	914

LONG TERM LIABILITIES
Derivative liability, long term portion	6 and 10	117	-
Total Liabilities		1,127	914

SHAREHOLDERS' EQUITY
Share capital	13	64,537	62,912
Reserve for share-based payments		530	681
Accumulated other comprehensive loss		(3,339)	(1,624)
Deficit		(50,914)	(50,319)
Total Shareholders' Equity		10,814	11,650
Total Liabilities and Shareholders' Equity		$ 11,941	$ 12,564

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian

Director	Director

CANARC RESOURCE CORP.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2015	2014	2013

Expenses:
Amortization		$ 1	$ 1	$ 1
Corporate development	14	42	345	19
Employee and director remuneration	15	489	514	452
General and administrative	14 and 15	194	290	223
Shareholder relations		91	227	111
Share-based payments	13(c) and 15	161	209	72

Loss before the undernoted		(978)	(1,586)	(878)

Interest and other income		3	20	-
Flow through financing costs	12	(4)	-	-
Gain from debt settlement	13(b)(ii)	54	-	-
Gain from derivative liability	10	13	-	-
Derecognition of accounts payable	12	-	-	99
Derecognition of flow-through obligations	12	-	-	213
Interest and finance charges	11	-	(1)	(17)
Foreign exchange (loss) gain		(20)	11	4
Write-down of long term investments	9	-	-	(91)
Write-off of receivable and tax recoveries	15	-	-	(54)
Write-off of promissory notes receivable		-	(275)	-
Write-off of mineral property interests, net of recoveries	7(a)(iii)	-	-	(653)

Net loss for the year		(932)	(1,831)	(1,377)

Other comprehensive loss:
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		(1,715)	(922)	(764)

Comprehensive loss for the year		$ (2,647)	$ (2,753)	$ (2,141)

Basic and diluted loss per share		$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding		164,670,698	148,771,663	113,830,108

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2012	110,242,171	$ 59,682	$ 836	$ 62	$ (47,526)	$ 13,054

Private placement, net of share issue costs	1,600,000	155	-	-	-	155
Property acquisition	2,000,000	196	-	-	-	196
Exercise of stock options	769,000	116	(40)	-	-	76
Exercise of share appreciation rights	207,024	29	(34)	-	5	-
Share-based payments	-	-	72	-	-	72
Expiry of stock options	-	-	(236)	-	236	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	(8)	(764)	8	(764)
Net loss for the year	-	-	-	-	(1,377)	(1,377)
Balance, December 31, 2013	114,818,195	60,178	590	(702)	(48,654)	11,412

Private placement, net of share issue costs	42,618,110	2,780	-	-	-	2,780
Share-based payments	-	-	209	-	-	209
Expiry of stock options	-	-	(168)	-	168	-
Finders fee warrants	-	(46)	46	-	-	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	4	(922)	(2)	(920)
Net loss for the year	-	-	-	-	(1,831)	(1,831)
Balance, December 31, 2014	157,436,305	62,912	681	(1,624)	(50,319)	11,650

Acquisition of subsidary (Note 6)	19,000,000	1,017	-	-	-	1,017
Private placement, net of share issue costs	13,165,552	523	-	-	-	523
Shares for debt settlement	2,018,700	106	-	-	-	106
Share-based payments	-	-	161	-	-	161
Cancellation and expiration of stock options	-	-	(243)	-	243	-
Finders fee warrants	-	(21)	21	-	-	-
Modification of finders fee warrants	-	-	5	-	(5)	-
Expiry of finders fee warrants	-	-	(97)	-	97	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	2	(1,715)	2	(1,711)
Net loss for the year	-	-	-	-	(932)	(932)
Balance, December 31, 2015	191,620,557	$ 64,537	$ 530	$ (3,339)	$ (50,914)	$ 10,814

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2015	2014	2013

Cash provided from (used by):

Operations:
Net loss for the year	$ (932)	$ (1,831)	$ (1,377)
Items not involving cash:
Accrued interest	-	(15)	17
Amortization	1	1	1
Share-based payments	161	209	72
Flow through financing costs	2	-	-
Derecognition of accounts payable	-	-	(99)
Derecognition of flow-through obligations	-	-	(213)
Gain from debt settlement	(54)	-	-
Gain on derivative liability	(13)	-	-
Write-down of long term investment	-	-	91
Write-off of promissory notes receivable	-	275	-
Write-off of mineral property interest	-	-	653
Write-off of receivable and tax recoveries	-	-	54
	(835)	(1,361)	(801)
Changes in non-cash working capital items:
Receivables and prepaids	54	22	11
Accounts payable and accrued liabilities	197	(26)	322
Cash used by operating activities	(584)	(1,365)	(468)

Financing:
Issuance of common shares, net of share issuance costs	523	2,780	231
Proceeds from demand loans	-	-	126
Repayment of demand loans	-	(128)	-
Cash provided from financing activities	523	2,652	357

Investing:
Acquisition of subsidiary (Note 6)	8	-	-
Restricted cash	69	-	-
Promissory notes receivables	-	(260)	-
Mineral property interests, net of recoveries	(337)	(402)	(9)
Cash used by investing activities	(260)	(662)	(9)

(Decrease) increase in cash	(321)	625	(120)
Cash, beginning of year	675	50	170

Cash, end of year	$ 354	$ 675	$ 50

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2015	2014	2013

Non-cash financing and investing activities:

Issuance of shares for:
Mineral property interests	7(a)(ii)	$ -	$ -	$ 196
Shares for debt settlement	13(b)(ii)	106	-	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	13	21	46	-
Modification of finders fee warrants	13(d)	5	-	-

Expiration of:
Stock options		243	168	236
Finders fee warrants		97	-	-

Fair value allocated to common shares issued on exercise of:
Stock options	13	-	-	40
Share appreciation rights	13	-	-	29

Income taxes paid		-	-	-

Interest received		-	5	-
Interest paid		-	7	-

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8.

The Company has no operating revenues, has incurred significant net losses of $932,000 for the year ended December 31, 2015 (2014 - $1.8 million and 2013 - $1.4 million), and has a deficit of $51 million as at December 31, 2015 (2014 - $50.3 million and 2013 - $48.7 million). Furthermore, the Company has a working capital deficiency of $574,000 (2014 - $156,000). These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)	Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 23, 2016.

(c)	Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(d)	Functional currency and presentation currency:

The Company’s functional currency is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period using the exchange rate at the end of each reporting period.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates and judgements:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of promissory notes receivable, mineral property interests, receivables and long-term investments; the determination of accrued liabilities; the fair value of derivative liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements. The functional currency of the Company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(e)	Critical accounting estimates and judgements: (continued)

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

In the acquisition of Oro Silver Resources Ltd. (“Oro Silver”), judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that Oro Silver did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill generated on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements. (Note 6).

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements:

(i) The following standard has become effective during the current year:

Annual Improvements 2010-2012 Cycle

Makes amendments to the following standards:

•	IFRS 2 — Amends the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition”
•	IFRS 3 — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date
•	IFRS 8 — Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly
•	IFRS 13 — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only)
•	IAS 16 and IAS 38 — Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount
•	IAS 24 — Clarify how payments to entities providing management services are to be disclosed.

(ii)	The standard listed below include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company is currently assessing the impact of the standard on the consolidated financial statements.

The following standard will become effective in future periods:

IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•	Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.
•	Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii) (continued)

•	Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.
•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company's annual periods beginning January 1, 2018.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owend subsidiaries including New Polaris Gold Mines Ltd., Oro Silver Resources Ltd. (“Oro Silver”) and Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)	Financial instruments:

(i) Financial assets:

The Company classifies its financial assets in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and restricted cash are included in this category of financial assets.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(i) Financial assets: (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Loans and receivables comprise trade and other receivables.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss. The Company has no HTM financial assets as at December 31, 2015 and 2014.

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income (loss) and classified as a component of equity. AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income (loss) are included in profit or loss.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(ii) Financial liabilities:

The Company classifies its financial liabilities in the following categories: FVTPL and other financial liabilities.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss.

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss.

Liabilities which are to be settled in payable ounces (or the U.S. dollar equivalent) are recorded using the spot price of the commodity.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include trade accounts payable and accrued liabilities.

(iii) Fair value hierarchy:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(iv) Impairment of financial assets:

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is “significant” or “prolonged” based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(v) Derecognition of financial assets and liabilities:

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs.

(c)	Impairment of non-financial assets:

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in profit or loss.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” for the asset's highest and best use, and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(c)	Impairment of non-financial assets: (continued)

For the purposes of impairment testing, mineral property interests are allocated to cash-generating units to which the exploration or development activity relates. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(d)	Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)	Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates of up to 30% annually.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(f)	Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(g)	Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(h)	Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures with a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a finance expense until paid.

(i)	Share-based payments:

The Company has a stock option plan that is described in Note 13(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(j)	Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

(k)	Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(l)	Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(m)	Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital (continued)

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2015.

5.	Management of Financial Risk

The Company has classified its cash as financial assets at FVTPL; long-term investments as AFS financial assets; receivables as loans and receivables; accounts payable and accrued liabilities as other financial liabilities; and derivative liability as FVTPL.

The Company’s long-term investment in shares of Aztec Metals Corp. (“Aztec”), a company sharing two common directors, is classified as AFS but does not have a quoted market price in an active market and is therefore measured at cost, net of any write-downs.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs. Derivative liability is measured using Level 1 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2015, the Company had a working capital deficiency of $574,000 (2014 - $156,000). The Company will require significant additional funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2016.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

The Company’s mineral property interests and operations are in Canada and Mexico. A certain portion of its operating expenses are incurred in Canadian dollars and Mexican pesos. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(i) Foreign currency risk: (continued)

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	Held in		Total
	Canadian Dollars	Mexican Pesos

Cash	$ 70	$ 11	$ 81
Accounts receivable	11	50	61
Accounts payable and accrued liabilities	(792)	(13)	(805)
Derivative liability	(175)	-	(175)

Net financial assets (liabilities), December 31, 2015	$ (886)	$ 48	$ (838)

Cash	$ 643	$ -	$ 643
Receivables	10	-	10
Accounts payable and accrued liabilities	(799)	-	(799)

Net financial assets (liabilities), December 31, 2014	$ (146)	$ -	$ (146)

Based upon the above net exposure as at December 31, 2015 and assuming all other variables remain constant, a 15% (2014 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar and Mexican peso could result in a decrease (increase) of approximately $125,700 (2014 - $14,600) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market and commodity prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are subject to market price fluctuations. The Company’s long-term investment in shares of Aztec does not have a quoted market price in an active market and is therefore measured at cost, net of any write-downs.

The Company has recognized a derivative liability pursuant to the share purchase agreement with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015, whereby the Company shall pay 55 troy ounces of gold to Marlin Gold on each of the first three anniversaries of the closing date of the agreement (or its U.S. dollar equivalent), for a total of 165 troy ounces of gold. The derivative liability fluctuates with the gold spot prices resulting in the recognition of gains and losses in profit or loss in which the Company has not hedged the payable gold ounces. (Notes 6 and 10). Based upon the net exposure as at December 31, 2015 and assuming all other variables remain constant, a 20% depreciation or appreciation of the gold spot prices could result in a decrease/increase of approximately $35,000 (2014 - $Nil) in the Company’s net losses.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Acquisition of Oro Silver Resources Ltd.

On October 8, 2015, the Company entered into the Agreement for the Purchase of all the Shares of Oro Silver Resources Ltd. with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015 (the “Share Purchase Agreement”). As consideration the Company issued 19 million common shares to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver. The terms of the Share Purchase Agreement include the following:

-	On each of the first three anniversaries of the closing date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) will be paid by the Company to Marlin Gold or to any of its subsidiaries;

-	Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold retains the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

-	Marlin Gold invested CAD$100,000 in the Company’s private placement at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018 (Note 13(b)(ii)); and

-	Marlin Gold nominated one person to the Company’s Board of Directors.

The Share Purchase Agreement is considered to be outside the scope of IFRS 3 Business Combinations since Oro Silver does not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

The following table sets forth an allocation of the purchase price to assets acquired and liabilities assumed, based on their fair values:

Oro Silver Resources Ltd.

Assets:
Cash	$ 8
Receivables and prepaids	53
Equipment	25
Mineral property interest	1,120

Liabilities:
Accounts payables and other accrued liabilities	(1)

Total	$ 1,205

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Acquisition of Oro Silver Resources Ltd. (continued)

Consideration given:

Share consideration:
Number of shares issued	19,000,000
Deemed value per share	$ 0.0000535
		$ 1,017
Derivative liability:
Number of payable troy ounces of gold	165
Spot price per troy ounce	$ 1.142
		188
Total consideration		$ 1,017

The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an Insider of the Company by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests

	British Columbia (Canada)		Mexico
	New Polaris	Windfall Hills	El Compas	Total
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 6 and 7(b))

Acquisition Costs:

Balance, December 31, 2013	$ 3,892	$ 408	$ -	$ 4,300
Additions	-	27	-	27
Foreign currency translation adjustment	(16)	(34)	-	(50)
Balance, December 31, 2014	3,876	401	-	4,277
Acquisition of subsidiary	-	-	1,120	1,120
Additions	-	3	-	3
Foreign currency translation adjustment	(25)	(65)	6	(84)
Balance, December 31, 2015	$ 3,851	$ 339	$ 1,126	$ 5,316

Deferred Exploration Expenditures:

Balance, December 31, 2013	$ 7,938	$ 92	$ -	$ 8,030
Additions	23	352	-	375
Foreign currency translation adjustment	(871)	(7)	-	(878)
Balance, December 31, 2014	7,090	437	-	7,527
Acquisition of subsidiary	-	-	-	-
Additions (recoveries), net of recoveries	23	(11)	183	195
Foreign currency translation adjustment	(1,557)	(70)	-	(1,627)
Balance, December 31, 2015	$ 5,556	$ 356	$ 183	$ 6,095

Mineral property interests:
Balance, December 31, 2014	$ 10,966	$ 838	$ -	$ 11,804
Balance, December 31, 2015	9,407	695	1,309	11,411

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(a)	Canada:

(i) New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2015 include a reclamation bond for $182,000 (2014 - $217,000).

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra has a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 metres drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 metres of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from the Company within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

The Company had received the CAD$500,000 for Stage One. As at December 31, 2015, funds of US$69,000 remain for Stage One expenditures as specified pursuant to the agreement between the Company and PanTerra.

In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the Company’s New Polaris project until PanTerra receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. The Company does not agree with their position. The Company and PanTerra continue to be in communication regarding this matter, and an extension or a resolution has not yet been negotiated.

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(ii) Windfall Hills:

In April 2013, the Company entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii) Tay-LP:

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. to acquire up to 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages. The Company decided not to proceed with any further expenditure on the Tay LP property which was written off in 2013.

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(b)	Mexico:

El Compas:

The Company acquired the El Compas project located in Zacatecas, Mexico, pursuant to the Share Purchase Agreement with Marlin Gold by way of the acquisition of a 100% interest in Oro Silver (Note 6). On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) will be paid by the Company to Marlin Gold or to any of its subsidiaries. Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold will retain the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them. (Notes 6 and 10)

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. Highlights of the lease agreement include the following:

•	Lease term is 5 years with the right to extend for another 5 years;
•	The Company assumed responsibility for the plant as of January 29, 2016;
•	The Company will pay a monthly lease payment of $7,715 (MXP 136,000); and
•	Grace period of 6 months to allow time for plant refurbishing.

(c)	Expenditure options:

As at December 31, 2015, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Number of	Number of
	Shares	Troy Ounces of Gold (1)

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	150,000	-

El Compas (Notes 6, 7(b) and 10):
October 30, 2016	-	55
October 30, 2017	-	55
October 30, 2018	-	55

	150,000	165

(1) Payable in troy ounces of gold or the U.S. dollar equivalent.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

Canarc Resource Corp.	Page 28

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(d)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(e)	Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(f)	Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canarc Resource Corp.	Page 29

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Equipment

		Field	Office
	Building	Equipment	Equipment	Total
Cost:
Balance, December 31, 2013	$ -	$ -	$ 9	$ 9
Adjustments	-	-	-	-
Balance, December 31, 2014	-	-	9	9
Add:
Acquisition of subsidiary (Note 6)	7	17	1	25
Foreign currency translation adjustment	-	-	(1)	(1)
Balance, December 31, 2015	7	17	9	33

Accumulated amortization:
Balance, December 31, 2013	-	-	6	6
Add: Amortization	-	-	1	1
Balance, December 31, 2014	-	-	7	7
Add:
Amortization	-	-	1	1
Balance, December 31, 2015	-	-	8	8

Net book value:
Balance, December 31, 2014	$ -	$ -	$ 2	$ 2
Balance, December 31, 2015	$ 7	$ 17	$ 1	$ 25

9.	Long-Term Investments

As at December 31, 2015, the Company had an interest of 7% in Aztec (2014 – 7%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they were recorded at cost, net of any write-downs.

In 2013, the Company wrote-down its investment in Aztec to a nominal value of CAD$100. In October 2014, the Company received 358,000 shares from Aztec in settlement of debt owed to the Company which the Company had written off in 2013.

Canarc Resource Corp.	Page 30

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Derivative Liability

Derivative Liability
	October 30, 2015	December 31, 2015	(Gain) Loss on
	Acquisition of		Derivative Liability
Oro Silver

Number of payable troy ounces of gold	165	165
Spot price per troy ounce of gold	$ 1.142	$ 1.062
Balance	$ 188	$ 175	$ (13)

On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) will be paid by the Company to Marlin Gold or to any of its subsidiaries pursuant to the Share Purchase Agreement (Note 6). The estimated fair value is based on the spot market price of gold at the period end.

11.	Notes Payable

Balance, December 31, 2013	$ 131

Add:
Interest during the year	1

Less:
Repayment of:
Principal	121
Interest	7
Foreign currency translation adjustment	4
132

Balance, December 31, 2015 and 2014	$ -

In fiscal 2013, the Company received demand loans of $126,000 from two directors of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

Canarc Resource Corp.	Page 31

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Flow Through Tax Indemnification and Derecognition of Liabilities

In 2010, certain exploration expenditures incurred in 2007 were disallowed as Canadian exploration expenditures (“CEE”) for flow-through purposes in which the Company recognized a provision for flow through indemnification at that time. In 2013, the Company determined that it was improbable that any further cash outlays would be required, and therefore the Company derecognized the provision for flow through indemnification for these expenditures.

In 2013, the Company also derecognized a provision of $99,000 by writing off certain liabilities related to an exploration project which was written off in 2008.

In 2015, the Company incurred a shortfall of CAD$14,000 in CEE for flow through purposes, and recognized a provision of US$2,000 for flow through indemnification as at December 31, 2015 and included in accounts payable and accrued liabilities.

13.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)	In March 2016, the Company closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.12 per share for a period of three years. On March 3, 2016, the Company closed the first tranche for 17.7 million units for gross proceeds of CAD$1.59 million. On March 14, 2016, the Company closed the second tranche for 5 million units for gross proceeds of CAD$449,500 with a finder’s fee of 311,111 units issued with the same terms as the units in the private placement.

(ii)	On September 21, 2015, the Company closed the first tranche of a private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until September 21, 2018. The Company paid CAD$36,200 in cash and issued 594,844 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, the Company closed the second tranche of a private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000 with Marlin Gold. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018 (Note 6).

Canarc Resource Corp.	Page 32

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(b)	Issued: (continued)

(ii)	(continued)

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to certain directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

On October 8, 2015, the Company entered into the Share Purchase Agreement with Marlin Gold which closed on October 30, 2015 whereby the Company issued 19 million common shares at a value of CAD$0.07 per share to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly-owned Mexican subsidiary, Minera Oro Silver (Note 6).

(iii)	On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016; in August 2015, 8.45 million warrants had their expiry date extended to July 31, 2017 (Note 13(d)). Finder’s fees of CAD$22,500 were paid for the private placement.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million, and paid CAD$66,170 in cash and issued 661,718 in warrants as finders’ fees. In August 2015, 5.9 million warrants had their expiry date extended to September 18, 2018 (Note 13(d)). On April 3, 2014, the Company closed the second tranche for 9 million units for CAD$900,000, and paid CAD$6,070 in cash and issued 60,725 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement. In August 2015, 4.2 million warrants had their expiry date extended to October 3, 2018 (Note 13(d)).

On July 9, 2014, the Company closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000. Each unit was comprised of one flow-through common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until July 9, 2016. The Company expended funds of CAD$386,000 for flow through purposes (Note 12).

(iv)	In May 2013, the Company issued 2 million shares at a value of CAD$0.10 per share for the acquisition of 100% interests in the Windfall Hills properties. Note 7(a)(ii) provides further details.

In 2013, stock options for 769,000 common shares were exercised, and stock options for 700,000 common shares were cancelled for the exercise of share appreciation rights for 207,024 common shares.

Canarc Resource Corp.	Page 33

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 11,920,000 common shares are outstanding as at December 31, 2015. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015		2014		2013
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	10,130,000	$0.10	8,325,000	$0.11	9,999,000	$0.15
Granted	5,950,000	$0.06	4,550,000	$0.09	2,000,000	$0.08
Exercised	-	-	-	-	(769,000)	$0.10
Cancelled for share appreciation rights	-	-	-	-	(700,000)	$0.10
Forfeited	(245,000)	$0.11	(175,000)	$0.10	(160,000)	$0.12
Expired	(3,915,000)	$0.12	(2,570,000)	$0.11	(2,045,000)	$0.25
Outstanding balance, end of year	11,920,000	$0.08	10,130,000	$0.10	8,325,000	$0.11

Exercise price range (CAD$)	$0.05 - $0.145		$0.05 - $0.145		$0.08 - $0.145

Canarc Resource Corp.	Page 34

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2015:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2015	(Number of Years)	(CAD$)	Dec 31, 2015	(Number of Years)	(CAD$)

$0.135	160,000	0.51	$0.135	160,000	0.51	$0.135
$0.145	105,000	1.46	$0.145	105,000	1.46	$0.145
$0.08	1,525,000	2.49	$0.08	1,525,000	2.49	$0.08
$0.05	500,000	3.04	$0.05	400,000	3.04	$0.05
$0.10	3,680,000	3.54	$0.10	2,220,000	3.54	$0.10
$0.06	5,950,000	4.94	$0.06	1,487,500	4.94	$0.06
	11,920,000	4.02	$0.08	5,897,500	3.47	$0.08

 During the year ended December 31, 2015, the Company recognized share-based payments of $161,000 (2014 - $209,000 and 2013 - $72,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

		December 31,
	2015	2014	2013

Directors and officers	$ 153	$ 205	$ 76
Employees	8	4	5
Consultants	-	-	(9)

	$ 161	$ 209	$ 72

Canarc Resource Corp.	Page 35

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2015	2014	2013

Number of stock options granted	5,950,000	4,550,000	2,000,000
Fair value of stock options granted (CAD$)	$0.05	$0.08	$0.06

Market price of shares on grant date (CAD$)	$0.06	$0.09	$0.08
Pre-vest forfeiture rate	19.64%	5.29%	3.54%
Risk-free interest rate	0.75%	1.38%	1.71%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	140%	118%	117%
Expected option life in years	4.24	4.48	4.52

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In June 2012, the Company granted 1,460,000 stock options to directors, officers and employees with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and any remaining outstanding stock options were vested as at December 8, 2015.

In June 2013, the Company granted 2,000,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 26, 2018, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In 2013, stock options for 769,000 common shares were exercised, and stock options for 700,000 common shares were cancelled for the exercise of share appreciation rights for 207,024 common shares.

In January 2014, the Company granted 500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In July 2014, the Company granted 4,050,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of July 17, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Canarc Resource Corp.	Page 36

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

In May 2015, certain directors and officers of the Company cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates ranging from September 2015 to June 2017.

In December 2015, the Company granted 5,950,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of December 8, 2020, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

(d)	Warrants:

On March 3, 2016, the Company issued 8.85 million warrants with an exercise price of CAD$0.12 and an expiry date of March 3, 2019 from the first tranche of the private placement. On March 14, 2016, the Company issued 2.65 million warrants with an exercise price of CAD$0.12 and an expiry date of March 14, 2019 from the second and final tranche of the private placement. (Note 13(b)(i)).

Canarc Resource Corp.	Page 37

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2015, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2014	Issued	Exercised	Expired	December 31, 2015

$0.20	September 28, 2015 (1)	11,300,000	-	-	(11,300,000)	-

$0.20	September 28, 2015 (1), (2)	904,000	-	-	(904,000)	-

$0.20	December 19, 2015 (1)	4,500,000	-	-	(4,500,000)	-

$0.20	January 11, 2016 (1), (7)	600,000	-	-	-	600,000

$0.20	January 18, 2016 (1), (7)	1,000,000	-	-	-	1,000,000

$0.10	January 31, 2016 (7)	550,000	-	-	-	550,000

$0.10	July 31, 2017 (3)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (3)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (3), (4)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (3)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (3), (5)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	-	2,500,000

$0.08	September 21, 2018	-	5,749,443	-	-	5,749,443

$0.08	September 21, 2018 (6)	-	594,844	-	-	594,844

$0.08	October 30, 2018	-	833,333	-	-	833,333

		40,335,498	7,177,620	-	(16,704,000)	30,809,118

Canarc Resource Corp.	Page 38

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

(3)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(4)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(7)	These warrants expired unexercised in January 2016.

Canarc Resource Corp.	Page 39

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2014, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2013	Issued	Exercised	Expired	December 31, 2014

$0.20	September 28, 2015 (1)	11,300,000	-	-	-	11,300,000

$0.20	September 28, 2015 (1), (2)	904,000	-	-	-	904,000

$0.20	December 19, 2015 (1)	4,500,000	-	-	-	4,500,000

$0.15 /	until January 11, 2015	600,000	-	-	-	600,000
$0.20	expiry January 11, 2016 (1)

$0.15 /	until January 18, 2015	1,000,000	-	-	-	1,000,000
$0.20	expiry January 18, 2016 (1)

$0.10	January 31, 2016	-	9,000,000	-	-	9,000,000

$0.15	March 18, 2017	-	5,309,055	-	-	5,309,055

$0.15	March 18, 2017 (3)	-	661,718	-	-	661,718

$0.15	April 3, 2017	-	4,500,000	-	-	4,500,000

$0.15	April 3, 2017 (4)	-	60,725	-	-	60,725

$0.15	July 9, 2016	-	2,500,000	-	-	2,500,000

		18,304,000	22,031,498	-	-	40,335,498

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 40

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(3)	As these warrants are agent’s warrants, a fair value of $43,120 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $3,335 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%.

At December 31, 2013, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2012	Issued	Exercised	Expired	December 31, 2013

$0.15 /	until September 28, 2014	11,300,000	-	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	904,000	-	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	4,500,000	-	-	-	4,500,000
$0.20	expiry December 19, 2015 (1)

$0.15 /	until January 11, 2015	-	600,000	-	-	600,000
$0.20	expiry January 11, 2016 (1)

$0.15 /	until January 18, 2015	-	1,000,000	-	-	1,000,000
$0.20	expiry January 18, 2016 (1)

		16,704,000	1,600,000	-	-	18,304,000

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

Canarc Resource Corp.	Page 41

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

(e)	Common shares reserved for issuance:

	Number of Shares
	December 31,
	2015	2014

Stock options (Note 13(c))	11,920,000	10,130,000
Warrants (Note 13(d))	30,809,118	40,335,498

Balance	42,729,118	50,465,498

(f)	Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005. The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expired on April 30, 2015.

Canarc Resource Corp.	Page 42

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Corporate Development and General and Administrative

		Years ended December 31,
	2015	2014	2013

Corporate Development:
Geology	$ 3	$ 3	$ 18
Legal	4	118	-
Metallurgy	-	25	-
Salaries and remuneration	5	106	-
Sundry	-	5	-
Travel and transportation	30	88	1
	$ 42	$ 345	$ 19

General and Administrative:
Accounting and audit	$ 26	$ 24	$ 24
Legal	18	79	30
Office and sundry	61	77	54
Regulatory	56	70	58
Rent	33	40	57
	$ 194	$ 290	$ 223

Canarc Resource Corp.	Page 43

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2015, 2014 and 2013:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2015	2014	2013	2015	2014

Key management compensation:
Executive salaries and remuneration (1)	$ 415	$ 441	$ 428	$ (190)	$ (203)
Severance	141	136	-	(130)	(4)
Directors fees	11	18	29	(3)	(198)
Share-based payments	153	205	76	-	-
	$ 720	$ 800	$ 533	$ (323)	$ (405)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 59	$ 102	$ 67	$ (145)	$ (172)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	38	(74)	59	(102)	(141)

Write-down of long-term investments (4)	-	-	91	-	-

Write-off of receivables (5)	-	-	54	-	-

(1)	Includes key management compensation which is included in mineral property interests and corporate development.

(2) Includes legal fees which are included in share issuance expenses.

(3)	The company(ies) include Aztec, BYG Ventures Ltd. (“BYG”) and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013.

(4)	The Company wrote-down its investment in Aztec to a nominal value of CAD$100 in 2013. Note 9 provides further details.

(5)	The Company wrote-off receivables from Aztec and BYG in 2013. Note 9 provides further details.

Canarc Resource Corp.	Page 44

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Related Party Transactions (continued)

The above transactions are incurred in the normal course of business. Notes 6, 7(b), 10 and 13(b)(ii) provide disclosure for the acquisition of Oro Silver from Marlin Gold, Note 9 for investments in Aztec, Note 11 for demand loans with certain related parties, and Note 13(b)(ii) for shares-for-debt settlements with certain officers and directors.

16.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and Mexico, as follows:

	December 31, 2015			December 31, 2014
	Canada	Mexico	Total	Canada	Total

Restricted cash	$ 69	$ -	$ 69	$ -	$ -
Mineral property interests	10,102	1,309	11,411	11,804	11,804
Equipment	1	24	25	2	2

17.	Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2015	2014

Net loss for the year	$ (932)	$ (1,831)
Canadian statutory tax rate	26.0%	26.0%

Income tax benefit computed at statutory rates	$ (242)	$ (476)
Temporary differences	(30)	220
Items non-deductible for income tax purposes	43	49
Unused tax losses and tax offsets not recognized in tax asset	1,556	207
Under (over) provided in prior years	(1,378)
Impact of foreign exchange on tax assets and liabilities	51
Effect of change in tax rate	-	-

Deferred income tax recovery	$ -	$ -

Effective January 1, 2013, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 11% for a total Canadian statutory tax rate of 26%.

Canarc Resource Corp.	Page 45

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17.	Deferred Income Taxes (continued)

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2015 and 2014 are presented below:

	December 31,
	2015	2014

Deferred tax assets
Non-capital losses carried forward	$ 83	$ 38
Deferred tax assets	83	38

Deferred tax liabilities
Book value over tax value of property, plant and equipment	(8)	-
Book value over tax value of mineral properties	(75)	(38)
Deferred tax liabilities	(83)	(38)

Net deferred tax assets	$ -	$ -

(c)	The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2015	2014

Non-capital losses	$ 16,102	$ 8,748
Capital losses	184	8
Available for sale securities	42	50
Share issue costs	207	228
Tax value over book value of mineral properties	6,262	482
Tax value over book value of equipment	1,184	1,434
Unrecognized deductible temporary differences	$ 23,981	$ 10,950

Canarc Resource Corp.	Page 46

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17.	Deferred Income Taxes (continued)

(c)	(continued)

As at December 31, 2015, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2016	$ 53
2017	2,298
2018	3,876
2019	736
2020	1,198
2021	1,246
2022	87

2026	497
2027	1,020
2028	125
2029	947
2030	474
2031	766
2032	822
2033	269
2034	805
2035	1,175

$ 16,394

Canarc Resource Corp.	Page 47

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE                                     #301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:	(604) 685-9700
Facsimile:	(604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke

Martin Burian

Deepak Malhotra

Akiba Leisman

Leonard Harris

OFFICERS	Catalin Chiloflischi ~ Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

Philip Yee ~ Chief Financial Officer and Corporate Secretary (Interim)

REGISTRAR AND                              Computershare Investor Services Inc.

TRANSFER AGENT                           3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP

7th Floor, 355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND                            Axium Law Corporation

REGISTERED OFFICE                     #910 – 800 West Pender Street

Vancouver, BC, Canada, V6C 2V6

SHARES LISTED                               Trading Symbols

TSX:	CCM
OTC-QB:	CRCUF
DBFrankfurt:	CAN

Canarc Resource Corp.	Page 48